UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 12th Floor
New York, NY 10022
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.66% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.66% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 5 amends the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources LLC (“Electrum Strategic”) on February 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, Amendment No. 3 to the Schedule 13D filed on December 5, 2011 and Amendment No. 4 to the Schedule 13D filed on January 9, 2012, with respect to the common shares (the “Common Shares”) of NovaGold Resources Inc. (the “Issuer”).  The purpose of this Amendment No. 5 is to report the acquisition of 1,315,789 Common Shares by Electrum Strategic and the change in the Reporting Persons’ percentage of beneficial ownership over the Common Shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)   This Statement is being filed by Electrum Strategic and The Electrum Group(the "Reporting Persons"). Schedule A attached hereto sets forth information regarding persons referred to in Instruction C of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The $15,422,795.30 used to effect the acquisition of Common Shares and warrant exercise described in Item 5(c) below were provided to Electrum Strategic by GRAT Holdings LLC, which indirectly principally owns Electrum Strategic.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-5(c) are hereby amended and restated as follows:

(a) As of February 14, 2012, Electrum Strategic beneficially owns 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 32,737,278 Common Shares. Based upon 278,035,356 Common Shares outstanding as of the date hereof, Electrum Strategic beneficially owns 27.66% of the Issuer's Common Shares.  Pursuant to the Advisory Agreement (as defined in Item 6 of this Schedule 13D), The Electrum Group has voting and dispositive power over the 85,969,479 Common Shares beneficially owned by Electrum Strategic and may be deemed to beneficially own such Common Shares.

(b) The Electrum Group has voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.  In addition, the Investment Committee of Electrum Strategic retains the power to vote and dispose of Common Shares held by Electrum Strategic.  Accordingly, Electrum Strategic may be deemed to retain voting and dispositive power over the Common Shares described in Item 5(a).

(c) Set forth below are all transactions of the Reporting Persons reportable under Item 5(c) of Schedule 13D not previously reported in the Schedule 13D.

On February 7, 2012, Electrum Strategic acquired 1,315,789 Common Shares at a price of $9.50 per share.

On January 25, 2012, Electrum Strategic exercised warrants to purchase 2,000,000 Common Shares for an aggregate exercise price of $2,922,799.80, and disposed of 2,000,000 Common Shares for an average price of $9.54 per share.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Chief Executive Officer

THE ELECTRUM GROUP LLC

/s/ Michael Williams
By: Michael Williams
Title: Authorized Person

Schedule A

Electrum Strategic Resources LLC

William Natbony is the Chief Executive Officer of Electrum Strategic.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

The Investment Committee of Electrum Strategic is comprised of Mr. Natbony, Amelia J. Zoler and Lillian Saldanha.  The principal business address of each of Ms. Zoler and Ms. Saldanha is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Ms. Zoler’s principal business is as Vice-Chairman and Chief Financial Officer of Tigris Group Inc.  Ms. Saldanha’s principal business is as an employee of Tigris Group Inc.

ElectrumStrat Holdings LLC (“Holdings”), a Delaware limited liability company with an address of 535 Madison, 12th Floor, New York, NY 10022, is the owner of Electrum Strategic.  Holdings is in the business of investing.  Mr. Natbony is the manager and sole officer of Holdings.  GRAT Holdings LLC, a Delaware limited liability company with an address of 535 Madison Avenue, 12th Floor, New York, NY 10022 indirectly wholly owns Holdings.  Mr. Natbony is the manager and sole officer of GRAT Holdings LLC.  GRAT Holdings LLC is in the business of investing.

The Electrum Group LLC

Pursuant to the Advisory Agreement, the Investment Committee of The Electrum Group has voting and dispositive power over the Common Shares held by Electrum Strategic.

The members of the Board of Directors of The Electrum Group are Thomas S. Kaplan, Igor Levental, Mark D. Wallace, Robert M. Newman, Jr. and Joshua Fink.  Pursuant to the Advisory Agreement, neither Mr. Kaplan nor Mr. Levental may participate in any decisions of The Electrum Group with respect to the voting and/or disposition of the Common Shares.

The members of the Investment Committee of The Electrum Group are Mr. Newman, Mr. Wallace and Michael Williams.

The principal business address of each of Mr. Kaplan, Mr. Wallace, Mr. Williams and Mr. Newman is 535 Madison Avenue, 11th Floor, New York, NY 10022.  The principal business address of Mr. Levental is 1700 Lincoln Street, Suite 2600, Denver, CO 80209.  The principal business address of Mr. Fink is 540 Madison Avenue, 18th Floor, New York, NY 10022.  Each of Mr. Kaplan, Mr. Wallace, Mr. Newman, Mr. Williams and Mr. Fink is a United States citizen.  Mr. Levental is a citizen of the United States and Canada.  The principal business of each of Mr. Kaplan, Mr. Levental, Mr. Wallace, Mr. Newman and Mr. Fink is as a businessman.

The Electrum Group LLC is owned and controlled by Mr. Kaplan, his wife and a trust for the benefit of members of the Kaplan family.